Exhibit 99.1

OneConnect Announces Third Quarter Unaudited Financial Results
Revenue Growth of 50.7% and Gross Margin Gain of 4.1ppt YoY

SHENZHEN, November 4, 2020 /BUSINESS WIRE/ — OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) (NYSE: OCFT), a leading technology-as-a-service platform for financial institutions in China, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Financial Highlights

•                  Revenue increased 50.7% year-over-year to RMB881 million from RMB585 million.

•                  Gross margin expanded to 42.7% from 38.6%; non-IFRS gross margin1 expanded to 51.2% from 50.2%.

•                  Operating loss was RMB250 million, compared with RMB305 million for the same period in the prior year.

•                  Net loss attributable to shareholders was RMB243 million, versus RMB286 million for the same period in the prior year.

•                  Net loss per share, basic and diluted, was RMB0.23, against RMB0.31 for the same period in the prior year.

In RMB’000, except percentages and per share	Three Months Ended September 30		YoY	Nine Months Ended September 30		YoY
amounts	2020	2019		2020	2019
Revenue
Revenue from Ping An Group	491,023	239,118	105.3%	1,110,841	677,292	64.0%
Revenue from Lufax	88,083	54,649	61.2%	266,657	184,601	44.5%
Revenue from third-party customers[2]	302,341	290,972	3.9%	859,066	693,030	24.0%
Total	881,447	584,739	50.7%	2,236,564	1,554,923	43.8%
Gross profit	375,968	225,646	66.6%	875,086	507,013	72.6%
Gross margin	42.7%	38.6%		39.1%	32.6%
Non-IFRS gross margin[1]	51.2%	50.2%		48.6%	49.0%
Operating loss	-250,471	-305,172		-1,056,489	-1,119,645
Operating margin	-28.4%	-52.2%		-47.2%	-72.0%
Net loss to shareholders	-243,025	-286,308		-988,686	-1,041,191
Net loss per share, basic and diluted	-0.23	-0.31		-0.94	-1.11

1                   For more details on this non-IFRS financial measure, please see the section entitled “Use of Unaudited Non-IFRS Financial Measures” and the table captioned “Reconciliations of IFRS and Non-IFRS Results (Unaudited)” set forth at the end of this press release.

2                   Third-party customers refer to each customer with revenue contribution of less than 5% of our total revenue in the relevant period. These customers are a key focus of the Company’s diversification strategy.

CEO and CFO Comments

“We are pleased to report another solid quarter, highlighted by continuous balancing of growth and profitability,” said Mr. Ye Wangchun, Chairman of the Board and Chief Executive Officer of OneConnect. “Achieving over 50% topline growth while carrying out a change in business mix was a tremendous accomplishment. Although there was some temporary slowdown in third-party customers, it was a healthy development. The result underscores our strategic decision to steer away from legacy solutions that do not fit our TaaS focus, such as some of those in business origination. It is a necessary step that will ensure more efficient resource allocation and sustainable long-term growth.”

Mr. Jacky Lo, Chief Financial Officer, commented, “OneConnect has been prioritizing product optimization and our initial success has been reflected in the numbers. Gross margin increased by 4.1ppt to 42.7% year over year, following the termination of low-value solutions sales and further strengthening of existing offerings. Net loss in the quarter narrowed to RMB243 million from RMB286 million. As a percentage of revenue, it fell to 27.6% from 49.0%. We are confident about keeping our second-half guidance unchanged. Most of all, profitability has improved significantly and OneConnect is on track to meet all its mid-term targets.”

Operational Highlights

•                  Retail loans processed amounted to RMB19.5 billion in the third quarter, compared with RMB32.7 billion for the same period in the prior year.

•                  SME loans processed amounted to RMB14.7 billion in the third quarter, compared with RMB9.2 billion for the same period in the prior year.

•                  Number of fast claims checks amounted to 1.6 million in the third quarter, compared with 1.5 million for the same period in the prior year.

Revenue Breakdown

	Three Months Ended September 30		YoY	Nine Months Ended September 30		YoY
In RMB’000, except percentages	2020	2019		2020	2019
Implementation revenue	217,151	115,793	87.5%	572,435	336,002	70.4%
Transaction-based and support revenue
Business origination services	130,245	210,651	-38.2%	457,407	569,188	-19.6%
Risk management services	95,239	91,730	3.8%	249,676	271,860	-8.2%
Operation support services	314,415	139,031	126.1%	766,547	311,553	146.0%
Cloud services platform	97,229	—	NA	123,819	—	NA
Post-implementation support services	15,148	14,349	5.6%	35,072	35,413	-1.0%
Others	12,020	13,185	-8.8%	31,608	30,907	2.3%
Total	664,296	468,946	41.7%	1,664,129	1,218,921	36.5%
Total	881,447	584,739	50.7%	2,236,564	1,554,923	43.8%

Revenue in the third quarter of 2020 increased by 50.7% to RMB881 million from RMB585 million for the same period in the prior year. By size of revenue, operation support services was the largest, up by 126.1% to RMB314 million, on continued strong momentum in AI customer service. The cloud services platform was another key driver. It was launched in the second quarter this year and is now individually presented as its revenue contribution exceeded 10% of the total.

Retail loan volume processed by the Company’s systems during the quarter amounted to RMB19.5 billion, compared with RMB32.7 billion for the same period in the prior year, due to the continuous phasing out of low-value solutions and caution in lending activities among financial institutions. The amount of SME loans processed increased to RMB14.7 billion from RMB9.2 billion, reflecting new customers added. However, the increase in SME activities was not able to offset the decline in retail, causing a drop in business origination services revenue. Total fast claims checks carried out during the quarter rose to 1.6 million from 1.5 million in the same period last year, benefiting from growth in the auto insurance industry.

Third Quarter 2020 Financial Results

Revenue

Revenue for the third quarter of 2020 increased by 50.7% to RMB881 million from RMB585 million for the same period in the prior year, primarily driven by more demand for solutions in operation support and cloud services

Cost of Revenue

Cost of revenue for the third quarter of 2020 was RMB505 million, compared with RMB359 million for the same period in the prior year, as the scale of the business improved.

Gross Profit

Gross profit in the third quarter of 2020 increased by 66.6% to RMB376 million from RMB226 million for the same period in the prior year. Gross margin expanded to 42.7% from 38.6% for the same period in the prior year, due primarily to lower channel fees from changes in product mix and labor costs. Non-IFRS gross margin was 51.2%, compared with 50.2% for the same period in the prior year. For a reconciliation of the Company’s IFRS and non-IFRS gross margin, please refer to “Reconciliation of IFRS and Non-IFRS Results (Unaudited).”

Operating Loss and Expenses

Total operating expenses for the third quarter of 2020 amounted to RMB663 million, compared with RMB547 million for the same period in the prior year. As a percentage of revenue, total operating expenses decreased to 75.3% from 93.6%.

•                  Research and Development expenses in the third quarter of 2020 rose to RMB296 million from RMB199 million, reflecting the investment put into enhancing existing solutions and innovations. As a percentage of revenue, R&D expenses amounted to 33.5%, compared with 33.9% for the same period in the prior year.

•                  Sales and Marketing expenses in the third quarter of 2020 totaled RMB154 million, compared with RMB193 million for the same period in the prior year, due to less marketing and advertising fees, and less employee expenses following business optimization. As a percentage of revenue, sales and marketing expenses decreased to 17.5% from 32.9%.

•                  General and Administrative expenses in the third quarter of 2020 amounted to RMB201 million, compared with RMB147 million, primarily due to an increase in headcount and professional service fees. As a percentage of revenue, general and administrative expenses decreased to 22.7% from 25.2%.

•                  Net impairment losses on financial and contract assets in the third quarter of 2020 totaled RMB13 million, compared with RMB9 million for the same period in the prior year, primarily due to an increase in provisions in response to longer payment periods. As a percentage of revenue, net impairment losses remained flat at around 1.5% year over year.

Loss from operations in the third quarter of 2020 amounted to RMB250 million, compared with RMB305 million for the same period in the prior year. Operating loss margin decreased to 28.4% from 52.2% for the same period in the prior year.

Net Loss

Net loss attributable to OneConnect’s shareholders totaled RMB243 million, versus RMB286 million for the same period in the prior year. Net loss attributable to OneConnect’s shareholders per basic and diluted share amounted to RMB0.23, versus RMB0.31 for the same period in the prior year.

For the quarter ending September 30, 2020, the Company’s weighted average number of shares used in calculating per share net loss was 1,072,180,905. Number of outstanding shares as of September 30, 2020 was 1,169,980,664.

Cash Flow

For the three months ended September 30, 2020, net cash used in operating activities was RMB311 million. Net cash used in investing activities was RMB527 million, due to the purchase of financial assets at fair value through profit or loss. Net cash generated from financing activities was RMB2,431 million, which reflects the proceeds from issuance of new shares.

Conference Call Information

Date/Time	Tuesday, November 3, 2020 at 8:00 p.m., U.S. Eastern Time
Wednesday, November 4, 2020 at 9:00 a.m., Beijing Time
Online registration	http://www.directeventreg.com/registration/event/7268903

An archived recording and the transcript of the conference call will be available at OneConnect’s investor relations website at ir.ocft.com.

About OneConnect

OneConnect is a leading technology-as-a-service platform for financial institutions in China. The Company’s platform provides cloud-native technology solutions that integrate extensive financial services industry expertise with market-leading technology. The Company’s solutions provide technology applications and technology-enabled business services to financial institutions. Together they enable the Company’s customers’ digital transformations, which help them increase revenue, manage risks, improve efficiency, enhance service quality and reduce costs.

Our technology-as-a-service platform strategically covers multiple verticals in the financial services industry, including banking, insurance and asset management, across the full scope of their businesses — from sales and marketing and risk management to customer services, as well as technology infrastructure such as data management, program development, and cloud services.

For more information, please visit ir.ocft.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship with Ping An Group, which is its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; risks of defaults by borrowers under the loans for which the Company provided credit enhancement under its legacy credit management business; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; the duration of the COVID-19 outbreak and its potential impact on the Company’s business and financial performance; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Use of Unaudited Non-IFRS Financial Measures

The unaudited consolidated financial information is prepared in accordance with International Financial Reporting Standards (IFRS). Non-IFRS measures are used in gross profit and gross margin, adjusted to exclude non-cash items, which consist of amortization of intangible assets recognized in cost of revenue, depreciation of property and equipment recognized in cost of revenue, and share-based compensation expenses recognized in cost of revenue. OneConnect’s management regularly review non-IFRS gross profit and non-IFRS gross margin to assess the performance of our business. By excluding non-cash items, these financial metrics allow OneConnect’s management to evaluate the cash conversion of one dollar revenue on gross profit. OneConnect uses these non-IFRS financial to evaluate our ongoing operations and for internal planning and forecasting purposes. OneConnect believes that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. OneConnect also believes that presentation of the non-IFRS financial measures provides useful information to its investors regarding its results of operations because it allows investors greater transparency to the information used by OneConnect’s management in its financial and operational decision making so that investors can see through the eyes of the OneConnect’s management regarding important financial metrics that the management uses to run the business as well as allowing investors to better understand OneConnect’s performance. However, non-IFRS financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly-titled non-IFRS measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS financial measure in isolation from or as an alternative to the financial measure prepared in accordance with IFRS. Whenever OneConnect uses a non-IFRS financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with IFRS. You are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures. For more information on non-IFRS financial measures, please see the table captioned “Reconciliations of IFRS and non-IFRS results (Unaudited)” set forth at the end of this press release.

Contacts

Investor Relations:

Patricia Cheng

patricia.cheng@ocft.com

Media Relations:

Ying Zhou

zhouying150@ocft.com

ONECONNECT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended September 30
	2020	2019
	RMB’000	RMB’000

Revenue	881,447	584,739
Cost of revenue	-505,479	-359,093
Gross profit	375,968	225,646

Research and development expenses	-295,552	-198,504
Selling and marketing expenses	-154,043	-192,616
General and administrative expenses	-200,509	-147,167
Net impairment losses on financial and contract assets	-13,251	-8,792
Other income, gains or loss-net	36,916	16,261
Operating loss	-250,471	-305,172

Finance income	17,973	28,929
Finance costs	-33,337	-42,238
Finance costs — net	-15,364	-13,309
Share of losses of associate and joint venture	-1,254	-6,438
Loss before income tax	-267,089	-324,919

Income tax benefit	18,267	33,830

Loss for the period	-248,822	-291,089

Loss attributable to:
- Owners of the Company	-243,025	-286,308
- Non-controlling interests	-5,797	-4,781

Other comprehensive income, net of tax
Items that may be subsequently reclassified to profit or loss
- Foreign currency translation differences	-325,549	146,628
- Changes in the fair value of debt instruments at fair value through other comprehensive income	4	—
Total comprehensive loss for the period	-574,367	-144,461

Total comprehensive loss attributable to:
- Owners of the Company	-568,570	-139,680
- Non-controlling interests	-5,797	-4,781

Loss per share attributable to owners of the Company
(expressed in RMB per share)
- Basic and diluted	-0.23	-0.31

ONECONNECT

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30	December 31
	2020	2019
	RMB’000	RMB’000

ASSETS
Non-current assets
Property and equipment	225,592	314,505
Intangible assets	884,872	976,948
Deferred tax assets	517,698	423,786
Investments accounted for using the equity method	176,900	118,829
Financial assets at fair value through other comprehensive income	22,570	393,448
Contract assets	37,840	40,998
Total non-current assets	1,865,472	2,268,514

Current assets
Trade receivables	1,183,886	710,123
Contract assets	282,454	211,276
Prepayments and other receivables	473,525	528,277
Financial investments measured at amortized cost	191,610	-
Financial assets at fair value through profit or loss	2,303,481	1,690,967
Placements with financial institutions	250,500	-
Restricted cash	2,505,410	3,440,289
Cash and cash equivalents	2,080,392	1,077,875
Total current assets	9,271,258	7,658,807
Total assets	11,136,730	9,927,321

EQUITY AND LIABILITIES
Equity
Share capital	78	73
Shares held for share option scheme	-87,714	-88,280
Other reserves	11,028,540	8,461,637
Accumulated losses	-4,992,004	-4,003,318
Equity attributable to equity owners of the Company	5,948,900	4,370,112

Non-controlling interests	111,877	150,429

Total equity	6,060,777	4,520,541

LIABILITIES
Non-current liabilities
Trade and other payables	288,021	420,873
Contract liabilities	14,716	12,700
Deferred tax liabilities	23,360	33,291
Total non-current liabilities	326,097	466,864

Current liabilities
Trade and other payables	1,435,820	1,075,576
Payroll and welfare payables	522,684	538,132
Contract liabilities	111,201	104,960
Short-term borrowings	2,451,609	3,218,566
Customer deposits	122,070	—
Derivative financial liabilities	106,472	2,682
Total current liabilities	4,749,856	4,939,916
Total liabilities	5,075,953	5,406,780

Total equity and liabilities	11,136,730	9,927,321

ONECONNECT

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended September 30
	2020	2019
	RMB’000	RMB’000

Net cash generated from / (used in) operating activities	-310,618	-446,051
Net cash generated from / (used in) investing activities	-527,324	260,928
Net cash generated from / (used in) financing activities	2,431,075	64,221
Net increase /(decrease) in cash and cash equivalents	1,593,133	-120,902
Cash and cash equivalents at the beginning of the period	535,122	1,048,916
Effects of exchange rate changes on cash and cash equivalents	-47,863	-12,858
Cash and cash equivalents at the end of period	2,080,392	915,156

ONECONNECT

RECONCILIATION OF IFRS AND NON-IFRS RESULTS

(Unaudited)

	Three Months Ended September 30
	2020	2019
	RMB’000	RMB’000

Gross profit	375,968	225,646
Gross margin	42.7%	38.6%
Non-IFRS adjustment
Amortization of intangible assets recognized in cost of revenue	70,490	66,581
Depreciation of property and equipment recognized in cost of revenue	947	656
Share-based compensation expenses recognized in cost of revenue	4,020	582
Non-IFRS Gross profit	451,425	293,465
Non-IFRS Gross margin	51.2%	50.2%

Source: OneConnect Financial Technology Co., Ltd.